UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 8, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of UBS supplementary information

for significant regulated subsidiaries and sub-groups

for
the second and third quarters of 2024, which appear immediately following this page.

Significant regulated subsidiary

and sub-group information
Third quarter

2024

Significant regulated subsidiary and sub-group

information

2
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24
1
30.9.24 30.6.24
2
Financial information
3
Income statement
Total operating income
4
11,831 9,816 5,170 6,825 3,475 2,374 292 286 4,461 4,357
Total operating expenses 10,640 10,012 3,489 3,382 2,303 1,715 263 257 4,177 4,258
Operating profit / (loss) before tax 1,191 (196) 1,681 3,443 1,172 660 29 29 284 99
Net profit / (loss) 997 (224) 1,815 3,652 1,012 561 24 21 122 28
Balance sheet
Total assets 1,626,893 1,564,664 980,770 948,599 537,000 324,079 46,935 48,946 203,427 211,341
Total liabilities

1,529,071 1,470,417 892,651 863,202 511,044 310,703 42,907 44,946 170,824 178,863
Total equity 97,822 94,247 88,119 85,397 25,956 13,376 4,027 4,000 32,603 32,478
Capital
5
Common equity tier 1 capital

84,423

83,001

83,113

82,329

22,016

12,601
2,701 2,740 23,303 23,036
Additional tier 1 capital

16,250

15,132

16,250

15,132

7,993

5,000
600 600 2,817 2,810
Total going concern capital / Tier 1 capital

100,673

98,133

99,363

97,461

30,009

17,601
3,301 3,340 26,121 25,846
Tier 2 capital

289

536

286

531
257 256
Total capital 3,301 3,340 26,378 26,103
Total gone concern loss-absorbing capacity

96,473

98,833

96,470

98,828

20,007

11,238

2,520
6
2,530
6
7,800
7
7,800
7
Total loss-absorbing capacity

197,146

196,966

195,833

196,288

50,016

28,840
5,821 5,870 33,921
7
33,646
7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets

515,520

509,953

565,180

554,478

185,237

110,294
12,622 12,423 84,944 84,289
Leverage ratio denominator

1,611,151

1,564,001

944,404

921,796

567,484

337,149
50,053 50,630 197,597 205,699
8
Supplementary leverage ratio denominator 227,490 232,968
8
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio

16.4

16.3

14.7
9

14.8

11.9

11.4

21.4

22.1

27.4

27.3
Going concern capital ratio / Tier 1 capital ratio

19.5

19.2

17.6

17.6

16.2

16.0

26.2

26.9

30.8

30.7
Total capital ratio

26.2

26.9

31.1

31.0
Total loss-absorbing capacity ratio

38.2

38.6

27.0

26.1

46.1

47.2

39.9

39.9
Tier 1 leverage ratio

6.6

6.6

13.2

12.6
Supplementary tier 1 leverage ratio

11.5

11.1
Going concern leverage ratio

6.2

6.3

10.5

10.6

5.3

5.2
Total loss-absorbing capacity leverage ratio

12.2

12.6

8.8

8.6

11.6

11.6

17.2

16.4
Gone concern capital coverage ratio

120.1

127.5
Liquidity coverage ratio
5
High-quality liquid assets (bn) 360.6 280.3 170.2 137.0 126.0 78.1 16.7 17.3 32.1 29.7
10
Net cash outflows (bn) 183.7 143.6 60.4 50.5 86.0 53.6 11.5 11.7 24.6 20.1
10
Liquidity coverage ratio (%) 196.3 194.1 282.3
11
269.5 146.7
12
145.9 145.2 148.3 130.1 147.7
10
Net stable funding ratio
5
Total available stable funding (bn) 903.4 882.8 446.4 448.0 369.2 225.0 14.6 15.1 112.6 107.8
10
Total required stable funding (bn) 712.7 691.5 444.9 437.3 274.0 165.3 11.5 11.6 82.0 79.7
10
Net stable funding ratio (%) 126.8 127.7 100.4
13
102.5 134.7
13
136.1 127.4 129.6 137.3 135.4
10
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
14
3
15
3
1 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank.

2 Financial and regulatory information for UBS Americas Holding LLC is inclusive of Credit
Suisse Holdings (USA), Inc. following the reparenting of this entity under UBS Americas Holding

LLC on 7 June 2024.

3 The financial information disclosed does not represent a full set of financial statements under
the respective GAAP / IFRS Accounting Standards.

4 The total operating income includes

credit loss expense or release.

5 Refer to the 30 September 2024 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors, for more information.

6 Consists of positions that meet

the conditions laid down in

Art. 72a–b of the Capital Requirements

Regulation II with regard to contractual,

structural or legal subordination.

7 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital and eligible long-term debt.

8 Leverage
exposure for 30 June 2024 has been

calculated as if the reparenting of

Credit Suisse Holdings (USA), Inc. occurred

on the first day of the

calendar quarter.

9 On a standalone basis as

of 30 September 2024, UBS
AG’s phase-in CET1

capital ratio was 14.7%,

based on risk-weights of 230%

and 320% for Swiss and

foreign participations, respectively.

These risk-weights will increase

to 250% and 400% for Swiss

and foreign
participations in a phased manner until 1 January 2028, contributing to UBS

AG’s fully applied CET1 capital ratio

of 13.3%.

10 The liquidity coverage ratio and net

stable funding ratio for 30 June 2024 have been
calculated based on a simple daily average of the quarter which included the business activity of Credit Suisse Holdings (USA), Inc. beginning on 7 June

2024.

11 In the third quarter of 2024, the liquidity coverage
ratio (the LCR) of UBS AG was 282.3%, remaining above the prudential requirements communicated by FINMA.

12 In the third quarter of 2024, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 146.7%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.

13 In accordance with Art. 17h para. 3 and

4 of the Liquidity Ordinance, UBS AG

standalone is
required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

14 Under certain circumstances,
the Swiss Banking Act and FINMA’s

Banking Insolvency Ordinance authorize FINMA to modify,

extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

15 As of 30 September 2024, the amount

consists of a joint and several liability of

UBS Switzerland AG for contractual obligations of

UBS AG related to the establishment of

UBS Switzerland AG (CHF 2.4bn), and

a
joint and several liability of UBS Switzerland AG

related to the merger with Credit Suisse (Schweiz)

AG in connection with the international covered bonds program

(CHF 0.5bn) which was fully collateralized

through
cash deposits from UBS AG.

Significant regulated subsidiary and sub-group

information

3
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and

UBS AG have contributed a

significant portion of

their respective capital
to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these

subsidiaries

are

subject

to

regulations
requiring compliance

with minimum

capital, liquidity

and similar requirements.

The tables in

this section summarize
the

regulatory

capital

components

and

capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-groups
determined under the regulatory framework of

each subsidiary’s or sub-group’s home jurisdiction.
Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions

based on the results

of
those tests.
In August 2024, the Federal Reserve

Board assigned UBS Americas Holding LLC a stress

capital buffer (an SCB) of
9.3%

as

of

1 October

2024

(previously

9.1%)

under

the

Federal

Reserve

Board’s

SCB

rule,

resulting

in

a

total
common equity tier 1 capital

requirement of 13.8%. The

SCB for our

US-based intermediate holding company is
based on the previously

released results of the Federal

Reserve Board’s 2024 Dodd–Frank Act Stress

Test (DFAST),
where UBS Americas

Holding LLC exceeded

the minimum

capital requirements

under the severely

adverse scenario.
Additional information on the above entities is provided in the 30 September

2024

Pillar 3 Report,

available under
“Pillar 3 disclosures” at
ubs.com/investors
.

Credit Suisse International
(standalone)
All values in million, except where indicated USD
Financial and regulatory requirements
IFRS Accounting Standards
UK regulatory rules
As of or for the quarter ended 30.9.24 30.6.24
Financial information
1
Income statement
Total operating income
2
211 297
Total operating expenses 245 348
Operating profit / (loss) before tax (34) (51)
Net profit / (loss) (34) (51)
Balance sheet
Total assets 77,206 87,943
Total liabilities

62,492 73,146
Total equity 14,714 14,797
Capital
3
Common equity tier 1 capital 12,945 12,814
Additional tier 1 capital 1,200 1,200
Total going concern capital / Tier 1 capital 14,145 14,014
Tier 2 capital 0 0
Total capital 14,145 14,014
Total gone concern loss-absorbing capacity 4,586 4,586
Total loss-absorbing capacity 18,731 18,600
Risk-weighted assets and leverage ratio

denominator
3
Risk-weighted assets 16,983 19,699
Leverage ratio denominator 55,245 58,250
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio 76.2 65.1
Going concern capital ratio / Tier 1 capital ratio 83.3 71.1
Total capital ratio 83.3 71.1
Total loss-absorbing capacity ratio 110.3 94.4
Tier 1 leverage ratio 25.6 24.1
Going concern leverage ratio
Total loss-absorbing capacity leverage ratio 33.9 31.9
Liquidity coverage ratio
3
High-quality liquid assets (bn) 15.0 14.6
Net cash outflows (bn) 4.2 4.4
Liquidity coverage ratio (%) 367.2 345.3
Net stable funding ratio
3
Total available stable funding (bn) 21.6 23.4
Total required stable funding (bn) 12.9 16.5
Net stable funding ratio (%) 182.9 150.8
1 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.

2 The total operating income includes credit loss expense or release.

3 Refer to the 30 September 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376 and

333-278934), and

on Form

S-8 (Registration

Numbers 333-200634;

333-
200635;

333-200641;

333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-
272975), and

into each

prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding
offering circular or similar document issued

or authorized by UBS AG that incorporates by

reference any Forms 6-
K of UBS AG that are

incorporated into its registration

statements filed with the SEC,

and (3) the base prospectus

of
Corporate Asset Backed

Corporation (“CABCO”)

dated June 23,

2004 (Registration

Number 333-111572), the Form
8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus

Supplements
relating to

the CABCO

Series 2004-101

Trust

dated May

10, 2004

and May

17, 2004

(Registration Number

033-
91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Campi_____________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Campi_____________
Name:

Ella Campi
Title:

Executive Director
Date:

November 8, 2024